Inmarsat plc
99 City Road
London EC1Y 1AX
United Kingdom
www.inmarsat.com

T +44 (0)20 7728 1000
F +44 (0)20 7728 1044

12 October 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

USA

RE:	Inmarsat Holdings Limited
Form 20-F for the fiscal year ended December 31, 2006
Filed April 30, 2007
File No. 333-120876-01

Inmarsat Finance II plc
Form 20-F for the fiscal year ended December 31, 2006
Filed April 30, 2007
File No. 333-120876

Inmarsat Group Limited
Form 20-F for the fiscal year ended December 31, 2006
Filed April 30, 2007
File No. 333-115865-06

Inmarsat Finance plc
Form 20-F for the fiscal year ended December 31, 2006
Filed April 30, 2007
File No. 333-115865

Inmarsat Investments Limited
Form 20-F for the fiscal year ended December 31, 2006
Filed April 30, 2007
File No. 333-115865-05

Inmarsat Ventures Limited
Form 20-F for the fiscal year ended December 31, 2006
Filed April 30, 2007
File No. 333-115865-04

Dear Mr. Spirgel,

We would like to acknowledge receipt of your comment letter written by the Staff (the “Staff”) of the US Securities and Exchange Commission (the “SEC”) dated September 7, 2007 relating to our annual reports on Form 20-F for the fiscal year ended December 31, 2006 for the entities listed above (collectively and individually referred to in this letter as “Inmarsat”). We set forth below our response to these comments. In addition, we acknowledge that Inmarsat is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that Inmarsat may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The headings and page numbers below correspond to the headings set forth in the Staff’s comment letter dated September 7, 2007. The Staff’s comments are set out below in bold, followed by our responses.

Inmarsat Holdings Limited, Form 20-F for the fiscal year ended December 31, 2006, Note 22. Acquisitions, page F-30:

Inmarsat Group Limited, Form 20-F for the fiscal year ended December 31, 2006, Note 22. Acquisitions, page F-30:

Inmarsat Investments Limited, Note 23. Acquisitions, page F-82:

Inmarsat Ventures Limited, Note 21. Acquisitions, page F-124:

Comment 1:

Tell us in detail about the terms of the collaboration arrangements entered with ACeS, including, but not limited to, how the profits and losses will be allocated between both parties.

[Response 1]

As previously disclosed in the Annual Report filed on Form 20-F for the year ended December 31, 2006, on September 4, 2006 Inmarsat and ACeS International Limited (‘ACeS’) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat assumed responsibility for ACeS’ satellite and network operations, wholesale service provision and product and service development. ACeS will focus on the distribution of mobile satellite service (“MSS”) products in the Asian land and maritime markets and being a distributor of Inmarsat’s broadband global area network (“BGAN”) services.

The arrangements break into three key components:

1.	A service distribution relationship between Inmarsat and ACeS, whereby Inmarsat appointed ACeS to be a distribution partner for a variety of its services. ACeS appointed Inmarsat to be a service integrator for services over its Garuda satellite, including the management and co-ordination of the ACeS satellite and network operations activities in Batam, Indonesia (the “SNO Business”). As part of these arrangements, Inmarsat took over the daily active base of approximately 10,000 terminals previously operated by ACeS, and the employment of 53 employees located at ACeS’ operational centre in Batam, Indonesia. Although legal ownership of ACeS’ SNO Business assets in Batam did not change (see Response 2 below), Inmarsat acquired operating control of these assets, and will utilise them to generate future revenues for its benefit. ACeS and Inmarsat are seeking to manage their respective Garuda-1 and Inmarsat-4 networks to maximise their potential combined resources, create seamless dual roaming capabilities for each others’ end users and (in the case of the Garuda-1 satellite) provide back-up and contingency capability.

The service distribution agreements cannot be terminated, other than under extraordinary circumstances, before December 31, 2013.

2.

A product development and distribution relationship, whereby ACeS transferred all the intellectual property and inventory relating to the ACeS’ user terminals and associated hardware (e.g. antennae, peripherals etc) to Inmarsat, including all contractual obligations relating to those terminals and associated hardware (e.g. relationships with manufacturers and suppliers of components and assembly and distribution services). As part of this relationship, Inmarsat assumed all technical, operational and financial responsibility for product development and distribution of user terminals and associated hardware. This transfer enables Inmarsat to progress and develop (a) the construction of a new Asian-based terrestrial infrastructure, deploying a combination of ACeS and Inmarsat-owned assets and supporting the initial roll-out of Inmarsat’s Satellite Phone Services, (b) the design, development and construction of a replacement, fully modernised and global network infrastructure to support the globalisation of Satellite Phone Services, and (c) the updating of ACeS’ suite of user terminals and eventual modernisation of those terminals.

The transfer of ACeS’ intellectual property to Inmarsat is for a 25-year period due to Indonesian corporate regulations which prohibit a foreign corporation entering into an agreement for any longer period. As discussed further in our response to comment 2, an outright sale was not considered practicable. The useful economic life of the ACeS intellectual property is estimated to be 2.3 years.

Any future infrastructure, terminal development or capital expenditure relating to both the relationships above, incurred by Inmarsat subsequent to the date the arrangements were signed, will be exclusively owned by Inmarsat even if located at the Batam facility. This includes amounts incurred under the Garuda-based service distribution agreement.

3.	A spectrum collaboration relationship, providing for the future use and management of L-band spectrum between Inmarsat and ACeS. Inmarsat will utilize the spectrum previously allocated to ACeS to support the new services to be provided over the Inmarsat-4 satellite and to support Inmarsat’s back up and transition covenants to ACeS. The agreement provides for the continued future use by Inmarsat of the spectrum whilst the Garuda satellite is still in use as well as after the Garuda satellite exits commercial service.

Inmarsat operates a satellite airtime wholesale business over the Garuda satellite, analogous to its core operations over its own satellites. From the date of entering into the arrangements, Inmarsat began to run and operate the Garuda satellite and associated ground infrastructure for its own benefit. Inmarsat charges ACeS as a wholesaler of space segment capacity (raw MSS airtime). Inmarsat is responsible for all expenses and investment required of a satellite or network operator and all of the benefit of such expenditure accrues to Inmarsat, as is the case with its own Inmarsat-4 satellites and associated ground infrastructure.

From the date of the arrangements, ACeS began to operate as a distributor of space segment capacity (raw MSS airtime), analogous to Inmarsat’s other Distribution Partners, which they purchase from Inmarsat at wholesale prices depending on the service offering. ACeS manage and have sole responsibility for any expenses incurred in their capacity as a Distribution Partner. Inmarsat has no responsibility for the management and operation of this business.

To compensate ACeS for the sole use of the SNO Business, the ACeS intellectual property and the use of spectrum previously allocated to ACeS, Inmarsat will pay ACeS a total of US$15.0m over four years, of which an initial payment of US$4.0m was made on September 1, 2006 with subsequent payments being due between March 2007 and September 2010. These payments are unconditional and are not subject to minimum performance conditions in the ACeS business at the relevant time.

Comment 2:

Tell us about the business rationale of structuring this transaction by acquiring operational control without legally acquiring the assets of ACeS.

[Response 2]

A transaction whereby Inmarsat acquired ACeS was not attractive either from an Indonesian regulatory or political perspective, nor was ACeS willing to alienate permanently its core business assets at the outset of the collaboration. By structuring the transaction as a collaboration, the parties achieve their business objectives without permanently ceding assets and ACeS retains the ability to unwind the collaboration and regain control over its assets in the event of a material breach of the collaboration by Inmarsat.

In addition, the majority of the tangible assets owned by ACeS are held as security by a number of lenders to that company who were unwilling to compromise on ACeS’s debts. The collaboration arrangements signed achieve the same key strategic and operational benefits of an outright purchase of the assets and liabilities of ACeS without requiring the transfer of legal title of the relevant space segment and ground network assets. Transfer of legal title would have added significant delay and complexity to the transaction, which was undesirable because ACeS’ Garuda satellite had recently suffered an anomaly and it needed to secure a backup facility to maintain customer service in the event of further damage to the satellite. The collaboration involved the leveraging of each of the parties’ respective core capabilities for mutual benefit.

Comment 3:

Addressing the relevant accounting literature, tell us how you accounted for the transaction with ACeS International Limited under US GAAP.

[Response 3]

Inmarsat believes that the arrangements discussed in response 1 above, taken together, constitute a business combination.

Paragraph 9 of FAS 141, Business Combinations, states that a business combination occurs “when an entity acquires net assets that constitute a business”. Guidance as to what constitutes a business is provided by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business (“EITF 98-3”). EITF 98-3 defines a business as being “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” Specifically a business consists of inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues. A business must contain all of the inputs and processes necessary for it to conduct operations once the transferred set is separated from the transferor, which includes generating revenue.

The collaboration arrangements entered into deliver the following:

Inputs:

•	Inmarsat acquired the right to operate the Garuda satellite and associated ground infrastructure in Batam;

•	Inmarsat acquired all ACeS’ intellectual property related to user terminals and associated hardware;

•	Inmarsat acquired the right to utilize spectrum that was previously allocated to ACeS;

•	The employment of 53 employees located at ACeS’ operational centre in Batam, Indonesia were transferred to Inmarsat;

•	Inmarsat took over the daily active base of approximately 10,000 terminals previously operated by ACeS;

•	From the date of the arrangements, Inmarsat has run the operational centre in Batam, which includes responsibility for all subsequent capital expenditure and expenses.

Processes:

•

Inmarsat has control over the strategic management processes and decision making at the facility in Batam, the Garuda satellite as well as the associated spectrum, including the responsibility and control of operational processes and resource management processes.

Outputs:

•

The transferred set of activities and assets described above enable Inmarsat to derive future economic benefit through access to customers. More specifically, the transferred set of activities and assets allows Inmarsat to operate a satellite airtime wholesale business over the Garuda satellite.

The combination of operational control over the SNO Business, the right to utilize the intellectual property, the right to utilize the spectrum, taking over the active terminal base as well as the employees at the operational facility in Batam, enables Inmarsat to conduct normal business as a satellite airtime wholesale distributor. Accordingly, Inmarsat believes that the set of commercial agreements together constitutes a business and that the accounting for the transaction should be as a business combination. Whilst legal title to certain assets was not transferred to Inmarsat, the useful economic lives of those assets are considerably shorter than the term of the arrangements. As a result, there will be no economic assets to return to ACeS upon expiry of the arrangements.

As such, Inmarsat have accounted for the arrangements entered into with ACeS as a business combination and, in accordance with FAS 141, recognised the fair value of the assets and liabilities on its balance sheet as at the date of entering into the arrangements and have included, in its income statements, all operating expenses and revenues generated from the date of the arrangements. An independent valuer, Duff & Phelps Limited, assisted management in determining the fair value of the acquired assets. The difference between the fair value of the assets and liabilities acquired and the consideration payable resulted in the recognition of $3.3 million of goodwill.

Please do not hesitate to call me at +44 207 728 1210 or +44 207 728 1231 if you have any questions regarding this submission. Also, please note that my personal fax number is +44 207 728 1623; previous communications from your office have been to a non-confidential fax machine and this has led to delays in us receiving your letters.

Yours sincerely,

/s/ Rick Medlock
Rick Medlock
Chief Financial Officer

Copies to:

Securities and Exchange Commission

Michael Henderson

Ivette Leon

Inmarsat plc

Alison Horrocks

Deloitte & Touche LLP

Panos Kakoullis (Engagement and audit partner)

Julian Thomas (SECPS reviewer)

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